March 30, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Saxon Asset Securities Company
Amendment No. 2 to Registration Statement on Form S-3
Filed March 30, 2006
File No. 333-131712 (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned, Saxon Asset Securities Company (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Standard Time, on April 4, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SAXON ASSET SECURITIES COMPANY

By: /s/ Ernest G. Bretana
Name: Ernest G. Bretana
Title: Vice President